TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS FIRST QUARTER 2023 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

First Quarter 2023 Results Include:

o	Stockholders’ Equity of $1,801.6 million.
o	Financial Debt of 11.9 percent from Stockholders’ Equity.
o	33 percent growth in the number of specialized vessels operated.

Mexico City, May 3, 2023 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its results for the first quarter 2023.
We started 2023 with positive results, in line with our strategy of strengthening our businesses related to the maritime sector, despite the fact that the results were impacted by the appreciation of the peso in an average of 9%, compared to the first quarter of 2022; Likewise, derived from our plan of maintaining efficient and profitable operations, we have concluded operations in certain logistics locations as well as the transportation of steel to South America.
Throughout the year, we will continue to focus on implementing cost and expense efficiencies, seeking improvements in our operations to increase capacity, strengthen our growth, and deliver long-term value for all our shareholders.
Consolidated revenue in the first quarter of 2023 registered $320.3 million, compared to $410.8 million in the same period of last year.
The consolidated operating result in the first quarter of 2023 was positive, mainly as result of the increase in the Maritime Division in the number of vessels operated in the Offshore segment and the services in the Maritime Infrastructure Division.
Consolidated EBITDA for the first quarter of 2023 increased to $32.0 million compared to $31.0 million in the same period of last year.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2023	2022

Cash and cash in banks available	43.9	94.7
Restricted cash	1.5	2.1
Total cash and cash equivalents	45.4	96.8
Accounts receivable – Net	534.6	511.0
Other accounts receivable	147.0	143.3
Taxes to be recovered	188.2	193.8
Prepaid expenses and others current assets	58.7	54.4
Non-current assets held for sale	272.5	272.5
Total current assets	1,246.4	1,271.8
Taxes to be recovered long term	273.3	273.3
Property, machinery and, equipment	1,535.1	1,533.0
Cumulative Depreciation	(101.6)	(97.3)
Property, machinery and, equipment – Net	1,433.6	1,435.7
Rights of use	250.6	268.9
Other assets	247.5	251.6
Total assets	3,451.4	3,501.4
Bank loans and current maturities of long-term liabilities	187.5	192.2
Leases short-term	74.5	68.9
Suppliers	423.3	437.4
Other accounts payable and accrued expenses	500.5	512.0
Total current liabilities	1,185.8	1,210.5
Bank loans	26.0	32.5
Leases long-term	199.4	218.1
Deferred taxes	153.6	154.6
Other long-term liabilities	85.0	84.7
Total long-term liabilities	464.0	489.9
Total liabilities	1,649.8	1,700.4
Total stockholders´ equity	1,801.6	1,801.0
Total liabilities and stockholders´ equity	3,451.4	3,501.4

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended
	March 31,
	2023	2022

Maritime	222.5	296.7
Ports and Terminals	23.6	44.8
Warehousing Services	35.2	29.2
Maritime Infrastructure	39.0	40.0
Revenue from freight and services	320.3	410.8
Maritime	(194.5)	(263.1)
Ports and Terminals	(26.0)	(41.2)
Warehousing Services	(24.1)	(24.7)
Maritime Infrastructure	(24.3)	(24.4)
Cost of freight and services	(269.0)	(353.3)
Maritime	(8.3)	(6.7)
Ports and Terminals	(4.1)	(4.2)
Warehousing Services	(13.6)	(12.6)
Maritime Infrastructure	(1.9)	(2.8)
Depreciation and amortization	(28.0)	(26.2)
Maritime	19.6	27.0
Ports and Terminals	(6.5)	(0.5)
Warehousing Services	(2.5)	(8.0)
Maritime Infrastructure	12.8	12.9
Results by business	23.3	31.3
Corporate expenses	(18.7)	(17.2)
Corporate depreciation and amortization	(0.5)	(0.6)
Non-recurring (expenses) income	(0.6)	(9.3)
Operating (loss) gain	3.5	4.3
Financial (expenses) income - Net	(6.6)	(9.4)
Leases financial expenses	(8.0)	(7.8)
Exchange gain (loss) - Net	11.7	13.9
Net financial cost	(2.9)	(3.3)
(loss) gain before taxes	0.6	0.9
Provision for taxes	0.0	0.0

Net (loss) gain for the period	0.6	0.9

Attributable to:
Minority interest	(0.1)	(0.2)
Equity holders of GTMM, S.A.B.	0.7	1.1

Weighted average outstanding shares (millions)	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.01	0.01

Outstanding shares at end of period (millions)	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.01	0.01

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended
	March 31,
	2023	2022

Net gain (loss) for the period	0.6	0.9
Depreciation & amortization	28.5	26.8
Deferred taxes	(1.0)	(4.3)
Other non-cash items	21.7	14.2
Total non-cash items	49.3	36.6
Changes in assets & liabilities	(58.6)	29.6
Total adjustments	(9.4)	66.2
Net cash provided by (used in) operating activities	(8.7)	67.1

Proceeds from sales of assets	0.1	0.4
Payments for purchases of assets	(0.4)	(1.4)
Net cash provided by (used in) investment activities	(0.2)	(1.0)

Short-term borrowings (net)	(6.6)	6.9
Repayment of leases	(20.2)	(23.9)
Proceeds from (repayment of) long-term debt	(2.9)	(1.7)
Net cash provided by (used in) financing activities	(29.7)	(18.7)
Exchange effect on cash	(12.7)	(5.5)
Net increase (decrease) in cash	(51.3)	41.8
Cash at beginning of period	96.8	87.8
Cash at end of period	45.4	129.6

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.